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EXECUTIVE SUMMARY                                                            1
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VALUATION DATE:                     March 25, 1996

PROPERTY NAME:                      Canyon Crest Apartments

ADDRESS:                            5754 South Lowell Way, Littleton, Arapaho
                                    County, Colorado 80123

TAX REFERENCE:                      20771-84-1509

DESCRIPTION:                        The subject is a 90 unit apartment complex
                                    that was reportedly completed in 1970 and includes ten residential buildings containing 92,212 (plus or minus) square feet of net rentable area. Amenities at the subject include a leasing office, a heated pool, a hot tub, a playground, five laundry rooms, and 45 (plus or minus) covered and 76 (plus or minus) open parking spaces. As of the date of inspection, the subject was observed as being in average condition.
                                    According to the Property Condition
                                    Assessment conducted by Inspection and
                                    Valuation International, the subject
                                    suffers from $5,000 of deferred maintenance requiring immediate attention and $55,000 of maintenance that needs to be cured within one year. Items cited by the report include replacing some of the subject's roofs, replacing the hot water boilers, and continued replacement of major appliances. A complete listing of deferred maintenance items and cost to cure are listed in the Addenda section of this report. Site improvements include asphalt paving and concrete sidewalks, lighting, drainage and landscaping.

LAND ACRES:                         3.5 (plus or minus) acres (152,460 (plus or
                                    minus) square feet)

ZONING: "T", Transitional District, under the jurisdiction of the City of Littleton. The improvements appear to represent a legal non-conforming use due to the complex exceeding maximum density requirement and not meeting minimum parking requirements.

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EXECUTIVE SUMMARY                                                            2
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MARKET BRIEF:                       Rental rates in most submarkets of the
                                    Denver apartment market have increased over the last year. According to the Denver Area Apartment Vacancy Survey, Apartment Association of Metro Denver, 4th Quarter 1995, rents for one-bedroom units increased 6.1%, two-bedroom, one-bath units increased 8.1%, two-bedroom, two-bath units increased 5.8%, and three-bedroom units increased 7.3%. The only unit type to report a decrease was efficiency units, which had a rental rate decrease of 4.3%. The subject offers no efficiencies. Since the beginning of 1993, a reported 9,431 units have been constructed. This represents a significant increase in construction compared to the previous six years. As of the end of 1995, the Denver area had an average occupancy rate of 95.7%. The subject's submarket reported an average occupancy of 93.1% as of the end of 1995.

SUBJECT COMPANY:                    98%

PROPERTY RIGHTS APPRAISED:          Fee Simple Estate

HIGHEST AND BEST USE:               Multifamily rental apartment complex

INDICATED "AS CURED"
VALUE BY APPROACHES:

INCOME CAPITALIZATION APPROACH:     $3,800,000

SALES COMPARISON APPROACH:          $3,800,000

COST APPROACH:                      $3,800,000

FINAL CONCLUSION OF MARKET
  VALUE:                            $3,800,000

   VALUE PER SF:                    $41.21

   VALUE PER UNIT:                  $42,222

   EGIM:                            5.35x

   EFFECTIVE OAR:                   10.27%

INSURABLE VALUE:                    $3,450,000

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EXECUTIVE SUMMARY                                                            3
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COMMENT

In estimating the subject's "as cured" market value, the Income Capitalization Approach was given the most weight due to the income-producing nature of the subject. The Sales Comparison Approach was also given weight due to the number of recent comparable sales in the subject's market. Due to market participants espousing the lack of the Cost Approach's applicability in a market where estimating depreciation from all forms is extremely subjective, the Cost Approach was given little weight in the reconciliation of a final value estimate.